Mail Stop 3561

April 16, 2009

John J. Sherman, Chief Executive Officer
Inergy, L.P.
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, Missouri 64112

> **Re: Inergy, L.P., and co-registrants**
> **Registration Statement on Form S-3**
> **Filed March 17, 2009**
> **File No. 333-158066**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 0-32453**
>
> **Inergy Holdings, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 0-51304**

Dear Mr. Sherman:

We have limited our review of Inergy, L.P.'s registration statement on Form S-3 to those issues we have addressed in our comments. Where indicated, we think you should revise that registration statement in response to those comments. Also, we have reviewed the annual reports on Form 10-K and the quarterly reports on Form 10-Q of Inergy, L.P. and Inergy Holdings, L.P. and have the following comments. In all future filings, you should comply with the comments regarding your annual and quarterly reports.   Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inergy, L.P.

1. We note that the registration statement on Form S-3, with the File No. 333-131742, you filed on February 10, 2006 and amended on August 1, 2006 has not been declared effective or withdrawn. Please withdraw this registration statement in accordance with Rule 477 under the Securities Act of 1933 or tell us why it is not appropriate for you to do so.

Form S-3

Exhibit 5.1

2. We note that counsel's opinion is limited to federal laws and the laws of the states of New York and Delaware. However, it appears that at least one of the guarantors of the guarantees of the debt securities you are registering is a Pennsylvania limited liability company. Therefore, please have counsel revise its opinion to opine on the laws of Pennsylvania or, in the alternative, remove any limitation as to the laws of any jurisdiction.

3. We note that counsel's opinion contains certain assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all these assumptions.

Form 10-K for the Year Ended September 30, 2008

Item 6. Selected Financial Data, page 35

4. We note your presentation of EBITDA and Adjusted EBITDA. Since you state that you are presenting these measures to provide additional information for evaluating your ability to make the minimum quarterly distribution to your partners, these appear to be measures of your liquidity as opposed to measures of your operating performance. As such, it is unclear to us that net income is the most directly comparable GAAP financial measure to which these non-GAAP measures should be reconciled. With reference to our Release No. 33-8176, please tell us how you determined that reconciliation to net income was appropriate and how you considered whether cash flows from operating activities was a more directly comparable GAAP financial measure. With reference to

Instruction 2 to Item 2.02 of Form 8-K, please also apply this comment to your presentation of these non-GAAP measures in your quarterly earnings releases.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 38

5. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

    *   In the subsection under the heading "General," you include a discussion of your propane segment, but it does not appear that you provide a similar discussion regarding your midstream segment. Please discuss your midstream segment in a manner similar to that of your propane segment or tell us why it is not appropriate for you to do so.

    *   Please discuss how the recent volatility in certain commodity prices and the recent downturn in the economy contribute to your overall financial position and affect your operations now and in future periods.

    *   In this regard, on page 40, you state that the "price of crude oil has maintained historically high costs in 2006, 2007, and 2008, and propane has also been at historically high costs." Please discuss whether you believe this trend will continue and how you will adjust your operations in response to that belief.

    *   In the first paragraph on page 39 of this document, and on page 22 of your quarterly report on Form 10-Q for the period ended December 31, 2008, you state that you intend to pursue growth objectives through future acquisitions, maintaining a high percentage of retail sales to residential customers, operating in attractive markets, and focusing on operations under established and locally recognized trade names. Please discuss in greater detail the manner in which you plan to undertake these growth objectives in future operations and whether you have any established plans or procedures in place to do so currently. If so, please discuss those plans or procedures. If not, please state.

Liquidity and Sources of Capital, page 50

Cash Flows and Contractual Obligations, page 51

6. In future filings, please provide a discussion of the underlying reasons for changes in cash flows as presented in the statements of cash flows for the full three year period covered by the financial statements. Refer to Item 303 of Regulation S-K.

Description of Credit Facility, page 52

7. We note that you have provided a detailed discussion of debt covenants related to your Credit Agreement. However, you do not appear to have described any significant debt covenants related to your Senior Unsecured Notes, which represent the majority of your total debt. If the Senior Unsecured Notes contain significant debt covenants, please tell us how you considered disclosing them similar to your disclosures for your Credit Agreement. To the extent that you have not disclosed them because they are less restrictive than the covenants for the Credit Agreement, please consider clarifying this to your readers. Additionally, as the two financial covenants listed in the second to last section on page 53 appear to be material, please consider quantifying not only the ratios specified in your debt agreement but also your calculated ratios as of the end of the period to provide your readers with better insight into the likelihood of continuing to remain in compliance with these covenants.

Critical Accounting Policies, page 57

8. We note that your Critical Accounting Policies are substantially the same as the related Significant Accounting Policies contained in Note 2 to your financial statements. We remind you that your Critical Accounting Policies disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Critical Accounting Policies should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, given the current struggling economy, your estimates of impairment for long-lived assets and goodwill, and your estimates of fair values for your derivative contracts, may involve more uncertainty than usual, and if so, you should address these uncertainties and the sensitivity of these estimates to change based on other outcomes that are reasonably likely to occur. Refer to

Section V of our Release 33-8350, available on our website at
www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Item 11. Executive Compensation, page 66

Compensation Discussion and Analysis, page 66

9. We note your discussion under the heading "Compensation Philosophy and
    Objectives" in which you state that the primary measure of your performance is
    your ability to increase sustainable quarterly cash distributions to your unitholders
    and related unitholder value realized. Also, we note the objectives of your total
    compensation program under this heading and your discussion regarding the
    separate elements of compensation under the heading "Elements of
    Compensation." In addition to these disclosures, please provide greater detail
    about how you determine the amount of each compensation element to pay and
    your policies for allocating between long-term and currently paid out
    compensation. For example, please discuss the manner in which your
    compensation program and policies balance short and long-term performance.
    See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard,
    please consider including a discussion of any of the remaining factors in Item
    402(b)(2) of Regulation S-K that are necessary to provide investors material
    information to understand your compensation policies and decisions regarding the
    named executive officers.

Benchmarking, page 67

10. In this subsection, you state that you utilize benchmarking data from similar peer
    and regional companies to assist you in assessing executive compensation levels.
    Please elaborate upon and provide greater detail regarding the benchmarking data
    from these companies that you consider in your compensation program and, if
    applicable, identify their components. See Item 402(b)(2)(xiv) of Regulation S-K
    and the Division of Corporation Finance's Compliance and Disclosure
    Interpretation 118.05 under Regulation S-K (July 3, 2008).

Elements of Compensation, page 68

Base Salary, page 68

11. You state that your executives' base salaries are designed to compensate them for
    their responsibility level and their "sustained individual performance." Also, you
    state that based on the "financial results [you] have achieved," combined with
    certain benchmarking data, you determined that the annual base salaries for your

named executive officers will remain unchanged in 2009. Therefore, it is unclear whether the base salaries are established or changed by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

12. Further, regardless of whether or not certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this subsection, including experience, scope of responsibility, results achieved, and future potential, in determining your named executive officers' base salaries.

Long-Term Incentives Plan, page 69

13. Please move the section entitled "Inergy Long Term Incentive Plan," beginning on page 73, and the section entitled "Inergy Holdings Long Term Incentive Plan," beginning on page 74, so that they appear in your Compensation Discussion and Analysis section and before the compensation tables. See Section II.B.1 of SEC Release 33-8732A.

14. You state that you grant long-term incentive awards "to promote achievement of [y]our long-term strategic business objective of increasing distributable cash flow and increasing unitholder value," to "furnish additional compensation," to provide a "visable, reachable reward for the executive officers," and to align executives' "economic interests with those of common unitholders." Presumably, based on these objectives, on October 1, 2007 you awarded restricted units of Inergy Holdings, L.P. to R. Brooks Sherman, Phillip L. Elbert, Laura L. Ozenberger, and William R. Moler. Please discuss the manner in which you determined that each executive officer earned the specific amount of restricted units he or she received. Also, please explain why the executive officers received restricted units instead of unit options, or a combination of restricted units and unit options, as your long-term incentive plan and the Inergy Holdings Long Term Incentive Plan appear to allow.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 81

Related Party Transactions, page 81

15. Please disclose whether the terms in the transactions and agreements you disclose regarding related parties were comparable to terms you could have obtained from unaffiliated third parties.

16. Please disclose the expenses for which Inergy Holdings, L.P. reimbursed you that you discuss in the last paragraph of this subsection.

Review, Approval or Ratification of Transactions with Related Persons, page 81

17. You state that, based on your Related Person Transactions Policy, related person transactions that, in the discretion of your managing general partner, require the approval of the conflicts committee in accordance with your Partnership Agreement may be approved only by the conflicts committee. Please discuss the criteria that the managing general partner uses to determine if the related party transaction requires the approval of the conflicts committee. Also, please discuss the types of transactions that are covered by your Related Person Transactions Policy and the standards to be applied pursuant to that policy so that you discuss specifically the manner in which you review and approve related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

18. Also, please discuss the manner in which the Partnership Agreement proscribes the approval of related party transactions by the conflicts committee, including the criteria it provides for approving related party transactions.

19. You state that, if your managing general partner does not believe that the related party transaction must be approved by the conflicts committee, the transaction may be entered into or continue only if it is in the normal course of business, it is on terms no less favorable than the terms that would have been provided by an unaffiliated third party, and it is fair to you. Please discuss the manner in which you determine that a related party transaction is in the normal course of business, has terms as favorable as those with an unaffiliated third party, and is fair to you.

Financial Statements, page 89

Consolidated Statements of Operations, page 93

20. Please provide the basis in GAAP for your accounting for the beneficial conversion feature associated with the special units at the time of the issuance of the special units and at the time of conversion of the special units. Please also tell us how the value attributed to the beneficial conversion feature was derived.

Note 2. Summary of Significant Accounting Policies, page 97

21. We note from your disclosures on pages eight and 11 that you own most of the propane storage tanks at your customers' locations. Please tell us how you

account for your ownership of these tanks, including your consideration of EITF 01-8, and tell us how you considered disclosing your accounting policy for this matter.

Note 3. Acquisitions, page 105

22. In future filings, please provide all of the disclosures required by paragraphs 51 through 57 of SFAS 141 or tell us specifically why such disclosures are not required. In your response, please provide support for your assertion that the supplemental information contemplated by paragraphs 54 and 55 of SFAS 141 are not required. We note your reference to the significant subsidiary definition and the requirements of Regulation S-X regarding the provision of pro forma information. The provisions of Regulation S-X require that historical and pro forma financial information be provided in a Form 8-K for the acquisition or disposition of any business that individually or in the aggregate meets the definition of a significant subsidiary. The provision of supplemental pro forma information in your financial statements under SFAS 141 may be required for acquisitions for which a Form 8-K would not be required, as the definition of "material" acquisitions under SFAS 141 may include acquisitions that do not meet the quantitative thresholds specified for "significant" acquisitions under Regulation S-X.

23. We note that the amounts of goodwill and intangible assets acquired in fiscal 2008 presented in Note 3 do not agree with the amounts presented in allocations presented in your Statement of Cash Flows on page 96. In addition, the amount of the purchase price, net of cash acquired presented in the Statement of Cash Flows does not agree with the amount of the aggregate purchase price presented in Note 3. Please explain these differences to us, and either ensure these disclosures are consistent or explain the differences in future filings.

24. We note that you acquired U.S. Salt during fiscal 2008. You disclose on page two that U.S. Salt is an industry leading solution mining and salt production company that produces and sells over 300,000 tons of salt each year. Please tell us how you valued the acquired salt reserves, where such reserves are included in your balance sheet and how you recognize the cost of salt produced. We may have further comment after reviewing your response. If you believe that the acquired salt reserves and this business are immaterial, provide support.

Note 4. Certain Balance Sheet Information, page 106

25. We note that the amount recorded for Trademarks decreased by $6.5 million at September 30, 2008 compared to September 30, 2007. Please tell us and disclose

in future filings whether the decline in value is due to sale or impairment of these
assets.

Note 6. Long-Term Debt, page 109

26. We note your discussion of the 2016 Senior Notes and the 2014 Senior Notes.
We also note that these debt issuances were co-issued by Inergy Finance Corp.
and are jointly and severally guaranteed by all of your wholly-owned domestic
subsidiaries. We further note that you appear to have registered these notes and
the related guarantees. Based on the above, please tell us how you determined
that your disclosures comply with Rule 3-10 of Regulation S-X. If you do not
believe that this guidance is applicable to you, please explain this to us in detail.

Note 8. Partners' Capital, page 113

Long Term Incentive Plan, page 115

27. In future filings, for the most recent year for which an income statement is
provided, please disclose the weighted average grant date fair values of restricted
units for (a) those nonvested at the beginning of the year; (b) those nonvested at
the end of the year and those (c) granted, (d) vested, or (e) forfeited during the
year. Refer to paragraph A240 (b) of SFAS 123 (R). Also for each year for
which an income statement is provided, please disclose in future filings the
weighted average grant date fair value of restricted units granted during the year
and the total fair value of restricted units vested during each period.   Refer to
paragraph A240 (c) of SFAS 123 (R).

Inergy Holdings, L.P.

28. Please comply with the above comments, as applicable.

Form 10-K for the Year Ended September 30, 2008

Item 11. Executive Compensation, page 72

29. In the second paragraph of this section, you refer your readers to the
Compensation Discussion and Analysis section of Inergy, L.P.'s annual report,
but it is not clear whether you are incorporating this information into your annual
report. Please include Inergy, L.P.'s Compensation Discussion and Analysis
section in your annual report, with any appropriate changes tailored particularly
for you, or incorporate by reference Inergy's Compensation Discussion and
Analysis section into your annual report.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response, and please amend Inergy, L.P.'s registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all facts relating to the companies' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event Inergy, L.P. requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments regarding the periodic reports, please provide, in writing, a statement from the companies acknowledging that:

- the companies are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of Inergy, L.P.'s registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile